UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 2

                          UNIVERSAL MONEY CENTERS, INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    913756102
                                 (CUSIP Number)

                                 DAVID S. BONSAL
                          UNIVERSAL MONEY CENTERS, INC.
                                6800 SQUIBB ROAD
                              MISSION, KANSAS 66202
                                 (913) 831-2055
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                JANUARY 12, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) and 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 913756102

1     Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      DAVID S. BONSAL

2.    Check the appropriate Box if a Member of a Group                (a) / /
                                                                      (b) / /

3.    SEC Use Only

4.    Source of Funds                                                 00

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                      / /

6.    Citizenship or Place of Organization
      UNITED STATES

                          7.   Sole Voting Power
                               2,324,341
NUMBER OF SHARES          8.   Shared Voting Power
BENEFICIALLY OWNED             -0-
BY EACH REPORTING         9.   Sole Dispositive Power
PERSON WITH                    2,274,341 (See Item 5)
                          10.  Shared Dispositive Power
                                       -0-

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      2,324,341

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares                                                  / /

13.   Percent of Class Represented by Amount in Row (11)
      57.29%

14.   Type of Reporting Person
      IN

      The information contained in this Amendment No. 2 supplements and amends the information contained in Schedule 13D filed by the Reporting Person, Mr. David S. Bonsal ("Mr. Bonsal"), relating to the common stock, par value $0.01, (the "Common Stock") of Universal Money Centers, Inc., a Missouri corporation (the "Issuer"), as heretofore amended.

ITEM 1.   SECURITY AND ISSUER.

      No material change.

ITEM 2.   INDEMNITY AND BACKGROUND.

      No material change.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


      Pursuant to the Restricted Stock Agreement dated January 12, 2001 between the Issuer and Mr. Bonsal, the Issuer granted a restricted stock award (the "Award") to Mr. Bonsal, the Chairman of the Board and the Chief Executive Officer of the Issuer. The Award consisted of the right to acquire 50,000 shares (the "Shares") of Common Stock pursuant to the following vesting schedule as long as Mr. Bonsal is still employed by the Issuer on each of the Vesting Dates:

                               Shares to Vest     Vesting
                               --------------     -------
                               12,500             3/31/01

                               12,500             6/30/01

                               12,500             9/30/01

                               12,500            12/31/01

If Mr. Bonsal ceases to be an employee of the Issuer prior to any vesting date by reason of death or disability or termination by the Issuer without cause, the Shares then held in escrow shall immediately vest. The Reporting Person did not and will not utilize any funds in the transactions triggering the filing of this amendment.

ITEM 4.   PURPOSE OF TRANSACTION.

      Mr. Bonsal obtained the Shares described in Item 3 as compensation for employment services provided to the Issuer. The Shares are restricted and cannot be sold or otherwise disposed of by Mr. Bonsal until they vest under the terms of the Restricted Stock Agreement. See Items 3 and 5. Depending on market conditions and other factors that Mr. Bonsal may deem material to his investment decision, Mr. Bonsal may purchase additional shares of Common Stock or may dispose of all or a portion of the shares of Common Stock that he now owns or hereafter may acquire. While Mr. Bonsal retains all options for potential future actions, his present expectations are to remain a significant stockholder of the Issuer, and as such to have influence upon future corporate development of the Issuer.

      Except as set forth in this Item 4, Mr. Bonsal does not have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. Mr. Bonsal reserves the right to formulate such plans or proposals, and to take such action with respect to any or all of such matters and any other matters as Mr. Bonsal may determine.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

      (a) As of January 12, 2001, Mr. Bonsal beneficially owns 2,324,341 shares of Common Stock, which he believes to be 57.29% of the entire class of issued and outstanding shares of Common Stock.

      (b) Mr. Bonsal has sole power to vote, or to direct the vote of the 2,324,341 shares of Common Stock owned by him consisting of (a) 2,274,341 shares directly owned by him; and (b) the 50,000 shares of Common Stock issued pursuant to the Restricted Stock Agreement. See Item 3. Mr. Bonsal has sole power to dispose, or direct the disposition of the 2,274,341 shares owned directly by him. Once a vesting date passes, Mr. Bonsal shall have the sole power to dispose, or direct the disposition of the Shares subject to Restricted Stock Agreement as the Shares vest according to the vesting schedule. See Item 3.

     (c) On January 12, 2001, Mr. Bonsal acquired 50,000 Shares pursuant to the Restricted Stock Agreement.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.

       (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      On January 12, 2001, the Issuer and Mr. Bonsal entered into the Restricted Stock Agreement. See Item 3.

ITEM 7.   EXHIBITS.

      1. Restricted Stock Agreement dated January 12, 2001 between the Issuer and David S. Bonsal.

                                                                    Schedule 13D
                                                                 Amendment No. 1
                                                                January 12, 2001

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




January 19, 2001                             /s/ David S. Bonsal
                                             ----------------------------------
                                             David S. Bonsal